May 16, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall, Paul Monsour, Norman von Holtzendorff, Timothy Levenberg, Karl Hiller, and Jenifer Gallagher

Re:	Superior Drilling Products, Inc. (previously known as SD Company, Inc.)
Registration Statement on Form S-1
Submitted April 27, 2014
CIK No. 1600422

Ladies and Gentlemen:

On behalf of our client, Superior Drilling Products, Inc. (previously known as SD Company, Inc.) (“Company”), we submit this letter in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in its letter dated May 14, 2014. That letter related to the above-referenced Registration Statement on Form S-1 which we filed with the Commission effective April 7, 2014 (“Registration Statement”), as amended by the Amendment No. 3 to the Registration Statement which we filed with the Commission effective May 12, 2014. Concurrently with filing this response letter, we are filing Amendment No. 4 to the Registration Statement via EDGAR. At the Staff’s request, we are providing to the Staff by overnight delivery five copies of this letter as well as five bound, blacklined copies of Amendment No. 4 which show all changes from Amendment No. 3.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and in Staff comments below (which are references to Amendment No. 3), all page references in this letter correspond to the page of the Amendment No. 4.

The Company respectfully responds to the Staff’s comments as follows:

Amendment No. 3 to Registration Statement on Form S-1 Filed May 12, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Off-Balance Sheet and Contingent Arrangements, page 46

Tronco-Related Loans, page 46

1. Expand the discussion in this section to indicate:

We have expanded the disclosure on pages 48 through 50 to include each of the following responses:

2340 130TH AVE NORTHEAST ∙ SUITE D-150 ∙ BELLEVUE, WASHINGTON 98005

TEL: (206) 499-0802 ∙ FAX: (206) 770-6134

WWW.WONGFLEMING.COM

CALIFORNIA ∙ COLORADO ∙ DISTRICT OF COLUMBIA ∙ FLORIDA ∙ GEORGIA ∙ IDAHO ∙ ILLINOIS ∙ INDIANA ∙ MARYLAND
MICHIGAN ∙ NEVADA ∙ NEW JERSEY ∙ NEW YORK ∙ OREGON ∙ PENNSYLVANIA ∙ SPAIN ∙ TEXAS ∙ WASHINGTON

attorneys admitted solely in the jurisdiction where listed office is located, unless otherwise noted.

Securities and Exchange Commission

May 16, 2014

•	the business reasons why the Company entered into the Guaranty and pledged the assets and interests listed the second paragraph;

The Meiers’ agreement to have SDP guaranty the Tronco Loan was not made for reasons related to our business, but instead was made for personal financial reasons. The third-party lender required SDP’s guaranty in order to grant the 2009 renewal of the Tronco Loan, which the Meiers had already personally guaranteed. The Meiers were the sole beneficial owners of SDP at the time the additional guaranty was made. Any recourse against the SDP guaranty would have impacted only the Meiers.

•	why “it became probable that the guarantors would have to assume responsibility for the repayment of the Tronco Loan” and who made that determination;

Tronco’s developed properties produced primarily natural gas rather than oil. In late 2009, natural gas prices dropped to a point where the economics of developing Tronco’s undeveloped properties (which are the majority of its properties) became commercially unfeasible. In consultation with Tronco’s management, accountants and industry advisors, Mr. Meier determined that the income being generated by Tronco’s developed properties was not sufficient to meet its expense and debt service obligations, including the Tronco Loan. That determination resulted in the guarantors’ assumption of repayment of obligations under the loan.

•	the reasons why a portion of the interest has been deferred;

In order to reduce the monthly debt service on the Tronco Loan to an achievable level at the 2009 renewal, but still give ACF (the current lender) the rate of return it required, ACF agreed to defer a portion of the accruing interest until the maturity date of the Tronco Loan.

•	the business reasons for entering into the Note Purchase and Sale Agreement; and

We entered into the Note Purchase and Sale Agreement with ACF in order to take over its legal position as Tronco’s senior secured lender. That transaction will give us the direct legal right to enforce the collateral and guaranty agreements and to collect Tronco’s collateral sales proceeds, in order to recover the loan purchase amount. Simply paying off the Tronco Loan under our guaranty would not give us those rights. As a guarantor, we would have had to sue Tronco and the Meier guarantors for a common law right to equitable contribution. That claim is not nearly as strong, and has a more uncertain outcome, than the ability to enforce the direct contractual rights we will have as Tronco’s senior secured lender.

•	the business reasons for repaying the Meiers’ personal loans with the proceeds of the offering.

The referenced Meier personal loans were obtained to make required payments on the Tronco Loan in order to avoid default and a call on their and SDP’s guaranties, and the SDP equity pledges. Consequently, SDP received some business benefit from these personal loans by avoiding a call on its guaranty. In addition, repayment of those loans is part of the Meiers’ consideration for approving MFHC’s and MMC’s transfer of their ownership interests in SDP, SDF, MPS, ML and ET to the to-be-public company in the Reorganization, in order to facilitate the IPO.

Securities and Exchange Commission

May 16, 2014

Certain Relationships and Related Party Transactions, page 76

Related Party Transactions, page 76

Preface to Responses to Comments 2, 3 and 4:

The Meiers’ decisions to have Meier Property Series, LLC (MPS) take title to the properties, and become subject to the loans, referenced in Comments 2, 3 and 4, were made at a time when MPS was the Meier family’s closely-held real estate holding company before completion of our Reorganization and this offering. Likewise, the Meiers’ decision to have Meier Management Company, LLC (MMC) own 50% of Superior Auto Body, LLC (SAB), their joint venture with one of their nephews (as discussed below), was made at a time when MMC was the Meier family’s closely-held business holding company before completion of our Reorganization and commencement of this offering.

MPS is in the process of distributing the properties and related loans discussed in Comments 2 and 3 to Meier Family Holding Company, LLC (MFHC), MPS’ 100% owner, before closing the offering. In addition, we intend for MPS to sell the SAB property discussed in Comment 4 to the Meiers’ nephew at such time as he and his auto body business have the ability to refinance the property on their own, on or before full repayment of the loan.

The opportunity to purchase Hard Rock arose in mid-2013, and the seller’s required closing schedule did not permit us to fully complete the above described distributions of these properties and their related loans before beginning this offering. Notwithstanding, we determined that the business opportunity presented by the Hard Rock acquisition was sufficiently compelling to warrant moving forward with the offering process.

Land Development Loan, page 76

2.	Explain the business reasons for purchasing the property originally and for distributing the property to the Meiers. Clarify whether you are receiving any consideration from the Meiers for that distribution, other than assumption of the loan. It appears that $342,000 of the $700,000 loan, plus interest, has already been paid by the company.

Please see the above Preface for a discussion of MPS’ status as the Meier family real estate holding entity, and the reasons for distributing this property and the related loan to MFHC, before completing the Reorganization and this offering.

The Meiers purchased this property through MPS for future development purposes. However, when the real estate market collapsed in 2008, plans to develop the property were put on hold. Our disclosure on page 47 of Amendment No. 4 has been expanded to include some of the above discussion.

Securities and Exchange Commission

May 16, 2014

Naples Property Loan, page 76

3.	Explain the business reason for MPS having taken title to Naples property and assuming the loan. We note that Mr. Meier was an investor and guarantor of the loan on the property. Indicate the total payments of principal and interest that you have made on the property and whether Mr. Meiers is providing any consideration for receiving the property, other that the assumption of the loan.

Please see the above Preface for a discussion of MPS’ status as the Meier family real estate holding entity, and the reasons for distributing this property and the related loan to MFHC, before completing the Reorganization and this offering.

Mr. Meier was an investor in a limited liability company formed to own and develop the subject Naples property. The other members were unrelated third parties. Each of the members guarantied the loan. When the real estate market collapsed in 2008, their development plan was no longer commercially viable. Rather than lose the property to foreclosure, Mr. Meier negotiated transfer of the property to MPS, in exchange for MPS’ assumption of the mortgage loan against the property. None of the Meiers or any of our consolidated entities received or are entitled to receive any additional consideration for those transactions. Mr.  Meier did not receive or provide any additional consideration for receiving the property. Since assuming the Naples property loan, MPS has made total payments of $1,001,863, consisting of $387,415, in principal and $614,448.50 in interest.

Our disclosure on page 46 of Amendment No. 4 has been expanded to include some of the above discussion.

Superior Auto Body Loans, page 77

4.	Indicate the business reasons for entering into the SAB Loans and the identity of the related party. Clarify the status of the auto body shop business.

Please see the above Preface for a discussion of MPS’ status as the Meier family real estate holding entity, and MMC’s status as the Meier family business holding company, before completing the Reorganization and this offering.

In order to assist one of their nephews in starting his own auto body repair business, the Meiers joint ventured with their nephew to form Superior Auto Body, LLC (SAB). SAB is owned 50/50 by their nephew and MMC. The Meiers used MPS to purchase and construct the facilities, and to be the co-borrower on two SBA loans to fund the property purchase and the facilities construction. The nephew’s auto body business operates in the facility under a lease from MPS to SAB, with all lease payments paid directly to the lender as payments on the SBA facility loans. We intend to sell the facility to the Meiers’ nephew at such time as he and his business have the ability to refinance the property on their own, but in any event on or before full repayment of the loan. That sale is expected to relieve MPS of any liability under the SBA loans.

Our disclosure on page  46 of Amendment No. 4 has been expanded to include some of the above discussion.

Securities and Exchange Commission

May 16, 2014

Pro Forma Combined and Consolidated Financial Statements (Unaudited), page F-31

5.	We understand from your May 13, 2014 response to our verbal comment relayed to you on that same date, inquiring about your intended accounting for the loan acquisition and loan guarantee in connection with your offering, that you propose to recognize gain on extinguishment of the guarantee. We note this matter pertains principally to your future accounting and is not reflected in your registration statement beyond the adjustments that impact your pro forma balance sheet. However, given that your present liability under the guarantee will be reclaimed by your principal shareholder in connection with your acquisition of the note, it appears that extinguishment of the liability should be accounted for through equity rather than impact earnings, notwithstanding your accounting in earlier periods, consistent with the guidance in SAB Topic 5:T.

Upon completion of the Tronco Loan purchase, we agree to recognize that transaction through equity consistent with the guidance in SAB Topic 5:T.

*****

Under our Hard Rock purchase agreement, our last extension date to close the Hard Rock acquisition is Tuesday May 27, 2014. In order close this offering and fund the Hard Rock acquisition by that drop-dead date, it is our intention, subject to any further Staff comments, to file an acceleration request letter on Monday May 19, 2014, requesting effectiveness of the offering on Tuesday, May 20, 2014. The underwriters are standing by ready to price, and upon Staff’s approval of that effective date, will also price the offering on May 20, 2014. In that case, trading on the NYSE Mkt will begin on Wednesday May 21, 2014, permitting funding and closing, on the May 27, 2014 drop dead date for the Hard Rock acquisition. We would truly appreciate the Staff’s assistance, if possible, to permit us to achieve this schedule.

Please direct any questions you may have regarding the Company’s responses in this letter to meat (206) 499-0802 or erivers@wongfleming.com.

Yours,

Eugenie D. Rivers

cc:	G. Troy Meier, Chief Executive Officer
Annette Meier, President